UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
Akili, Inc.
(Name of Subject Company)
Akili, Inc.
(Name of Persons Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00974B107
(CUSIP Number of Class of Securities)
Matthew Franklin
President and Chief Executive Officer
Akili, Inc.
71 Commercial Street, Mailbox 312
Boston, Massachusetts 02109
(617) 313-8853
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Joshua Zachariah, Esq.
Sarah Ashfaq, Esq.
Tevia Pollard, Esq.
Goodwin Procter LLP
100 Northern Ave
Boston, MA 02210
(617) 570-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Akili, Inc., a Delaware corporation (“Akili” or the “Company”), with the U.S. Securities and Exchange Commission on June 4, 2024 (the “Schedule 14D-9”), with respect to the tender offer made by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Akili (other than any (i) Shares owned or held in the Company’s treasury immediately prior to the Effective Time, (ii) Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time and (iii) Shares held by any stockholders of Akili who are entitled to and who properly exercise appraisal rights under Delaware law, which, in each case, will be canceled without any consideration), for a price per Share of $0.4340 (the “Offer Price”), payable subject to any applicable tax withholding and without interest, all subject to and in accordance with the terms and conditions set forth in the Offer to Purchase, dated June 3, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on June 3, 2024, by Parent and Purchaser.
Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.
ITEM 8.	ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately before the final subsection titled “—Forward-Looking Statements,” the following new subsection:
“Final Results of the Offer and Completion of the Merger
The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern Time on July 1, 2024 and were not further extended. Broadridge Corporate Issuer Solutions, LLC, acting as the depositary, information agent, and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 69,674,538 Shares were validly tendered and not validly withdrawn, representing approximately 88.2% of the Shares outstanding as of the expiration of the Offer.
As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.
As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Akili stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of Akili on July 2, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL.
At the Effective Time, each outstanding Share (other than any Shares (i) owned or held in treasury by Akili, (ii) owned, directly or indirectly, by Parent or Purchaser, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders of Akili who were entitled to and who properly exercised appraisal rights in accordance with the DGCL), was cancelled and converted into the right to receive the Offer Price from Purchaser.
Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on July 2, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.
On July 2, 2024, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference herein.

ITEM 9.	EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:
Exhibit No.	Description
(a)(5)(2)
Press Release issued by Virtual Therapeutics Corporation on July 2, 2024 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed by Virtual Therapeutics Corporation on July 2, 2024).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 2, 2024
Akili, Inc.

By:	/s/ Matthew Franklin
Matthew Franklin
President and Chief Executive Officer